ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 26, 2015	Dylan W. Sherwood
212-841-5708
Dylan.Sherwood@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Mark A. Cowan

Re:	Ashmore Funds File Nos. 333-169226; 811-22468

Dear Mr. Cowan:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 26 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which you provided orally via telephone on September 29, 2015. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on August 14, 2015 to register Institutional Class, Class A and Class C Shares of Ashmore Emerging Markets Equity Opportunities Fund, a new series of the Trust (the “Fund”). Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about October 26, 2015 pursuant to Rule 485(b) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust’s Registration Statement.

In connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

Prospectus

1.	Comment: Please remove footnote three of the “Annual Fund Operating Expenses” table because the disclosure is not permitted or required to be included under Form N-1A and instead indicate that the “Acquired Fund Fees and Expenses” disclosed in the table are estimated for the Fund’s initial fiscal year.

Response: The requested change has been made.

2.	Comment: The Staff notes that footnote four of the “Annual Fund Operating Expenses” table contains brackets for the amounts of the contractual expense limitations and the date through which the expense limitation arrangements shall continue. Please provide the contractual amounts and confirm that the expense limitation arrangements will continue in effect for at least one year from the effective date of the Fund’s registration statement.

Response: The noted information has been added and the Fund confirms that the expense limitation arrangements will continue in effect for at least one year from the effective date of the Fund’s registration statement.

3.	Comment: In the section “Summary Information About the Fund—Portfolio Turnover,” please add a statement to indicate that, because the Fund has not yet commenced operations, the Fund does not have a portfolio turnover rate to report.

Response: The Fund has added the following disclosure as the last sentence in the referenced section: “The Fund had not yet commenced operations as of the date of this Prospectus, and, therefore, did not have a historical portfolio turnover rate to report.”

4.	Comment: The Fund discloses that it will initially invest in the Ashmore Emerging Markets Equity Fund, the Ashmore Emerging Market Frontier Equity Fund, and the Ashmore Emerging Markets Small-Cap Equity Fund. Please add disclosure to indicate that each of those funds has a policy to invest at least 80% of its net assets in emerging markets.

Response: The following disclosure has been added to the section “Principal Investments and Strategies of the Fund—Principal Investment Strategies” of the Fund’s prospectus: “Each of the currently existing Underlying Equity Funds observes a policy to normally invest at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities and other equity-related investments of Emerging Market Issuers, Small-Capitalization Emerging Market Issuers or Frontier Market Issuers, as applicable.”

5.	Comment: In the Fund’s 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Name Policy”), which is described in the section “Summary Information About the Fund—Principal Investment Strategies,” please clarify the disclosure to indicate that the Fund will invest at least 80% of its net assets in both equity-related investments and investments in Emerging Market Issuers and/or Frontier Market Issuers.

Response: The Fund respectfully submits that its current disclosure states that the Fund will normally invest 80% of its net assets “…in equity securities and other equity-related investments of Emerging Market Issuers and/or Frontier Market Issuers.” The Fund believes that that disclosure clearly indicates the 80% investment policy applies to both equity-related investments and investments in Emerging Market Issuers and/or Frontier Markets Issuers. Accordingly, no changes have been made in response to this comment.

6.	Comment: With regard to the Fund’s 80% Name Policy, please confirm supplementally that the Fund will use the market value of its investments in derivatives and other synthetic instruments for purposes of determining whether the Fund complies with its Name Policy or provide a basis for using a different methodology.

Response: For purposes of determining compliance with its Name Policy, the Fund generally intends to account for a derivative position by reference to its market value. In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset), the Fund may use a different methodology to account for the exposure for purposes of its Name Policy.

7.	Comment: The Staff notes certain of the principal risks disclosed in the Prospectus, including banking industry risk, convertible securities risk, financial services risk, and IPO risk, are not discussed as principal investment strategies of the Fund. Please consider adding corresponding disclosure in the description of the Fund’s principal investment strategies or remove these risks if they will not be principal risks of investing in the Fund.

Response: The Fund respectfully submits that it has intended to disclose in its Prospectus each of the risks that are principal risks of the Underlying Equity Funds. The Fund also submits that certain of those risk factors (e.g., banking industry risk and financial services risk) are risk factors that are inherently associated with investment in Frontier Market Issuers, which are described in the Funds’ principal investment strategies. Accordingly, no changes have been made in response to this comment.

8.	Comment: In the section “Summary Information About the Fund—Principal Risks,” please consider clarifying that “Focused Investment Risk” relates specifically to the risk that the Fund’s investments may be focused in emerging market investments.

Response: The Fund respectfully submits that the referenced disclosure refers to the risks associated with the Fund’s investments in a “limited number of issuers, sectors or industries.” The Fund believes that focused investment risk is not limited only to the risk that the Fund may focus its investments in emerging markets and, therefore, respectfully declines to make any changes in response to this comment.

9.	Comment: In the section “Summary Information About the Fund—Principal Risks,” please consider clarifying that “Large Shareholder Risk” applies primarily to Institutional Class Shares and indicate that this is also a risk associated with investing in the Underlying Funds.

Response: The Fund respectfully submits that “Large Shareholder Risk” may also be a risk with respect to Class A and Class C shareholders, as relatively large investments may be made in those share classes, and believes that limiting that risk factor to Institutional Class Shares could be confusing to investors. The Fund has revised the disclosure as follows to indicate that the risk also applies to the Fund’s investments in the Underlying Funds: “Shareholders of the Fund or an Underlying Fund, such as institutional investors, may disrupt the efficient management of the Fund’s or an Underlying Fund’s operations by purchasing or redeeming ~~Fund~~ shares in large amounts.”

10.	Comment: The section “Summary Information About the Fund—Principal Risks—Portfolio Turnover Risk” discusses risks associated with active or frequent trading. Please explain supplementally whether active trading should be disclosed as a principal investment strategy of the Fund.

Response: The Fund respectfully submits that “Portfolio Turnover Risk” has been included as a principal risk of an investment in the Fund because it is a principal risk of various Underlying Funds. However, the Fund itself does not currently expect to engage in active or frequent trading as a principal investment strategy and does not believe that active or frequent trading should be disclosed as a principal investment strategy of the Fund.

11.	Comment: In the Section “Management of the Fund—Portfolio Manager,” please add the length of service of the portfolio manager in accordance with the requirements of Item 5(b) of Form N-1A.

Response: The following disclosure has been added to the referenced section: “Ms. Morrow has participated in the management of the Fund since its inception.”

12.	Comment: Please add a statement in the Prospectus to indicate that the Fund’s 80% Name Policy may only be changed upon at least 60 days’ prior notice to shareholders in accordance with Rule 35d-1.

Response: The Fund following disclosure has been added in the section “Investment Restrictions—Non-Fundamental Policies” in the Fund’s Statement of Additional Information (“SAI”): “The Fund has also adopted a policy pursuant to Rule 35d-1 under the 1940 Act that is described in the Fund’s Prospectus. The Fund will provide to shareholders at least 60 days’ prior notice as required by Rule 35d-1 with respect to any changes to this policy.”

13.	Comment: Please note that the principal investment strategies described in the Fund’s Item 9 disclosure appears to be largely duplicative of the principal investment strategies described in the Fund’s Item 4 disclosure. See Investment Management Guidance Update 2014-08. Please review the Fund’s Item 9 disclosure and consider removing disclosure that is repetitive of the Fund’s Item 4 disclosure.

Response: The Fund has considered the Staff’s suggestion and has determined not to make any changes to the noted disclosures.

14.	Comment: Pursuant to Instruction 7 of Item 9 of Form N-1A, please include a discussion of whether the Fund may engage in active or frequent trading in the Fund’s Prospectus.

Response: The following disclosure has been added as a separate paragraph in the section “Principal Investment and Strategies of the Fund—Principal Investment Strategies”: “While the Fund may purchase or sell shares of Underlying Funds frequently to address cash inflows and outflows associated with purchases and redemptions of Fund shares, the Fund does not expect to engage in active or frequent trading of its portfolio securities as a principal investment strategy. However, the Investment Manager or Subadviser, respectively, may engage in active and frequent of an Underlying Fund’s portfolio securities in order to pursue an Underlying Fund’s investment objective. The Fund and each Underlying Fund may pay transactions costs, such as brokerage commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate for the Fund or an Underlying Fund may indicate higher transactions costs and may result in higher taxes for you if your Fund shares are held in a taxable account. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, may adversely affect the Fund’s investment performance.”

15.	Comment: In the section “Principal Investment and Strategies of the Fund—Summary of Principal Risks—Derivatives Risk,” please add disclosure relating to the risks associated with the Fund’s asset segregation requirements when entering into derivatives transactions.

Response: The following disclosure has been added to the referenced section: “The Fund or an Underlying Fund may be unable to use assets that have been segregated to cover derivatives and other instruments for other purposes, which could result in the Fund or an Underlying Fund earning a lower return on its portfolio than it might otherwise earn if it did not segregate those assets or otherwise cover such positions. To the extent the Fund’s or an Underlying Fund’s assets are segregated or committed as cover, it could limit the Fund’s or an Underlying Fund’s investment flexibility.”

SAI

1.	Comment: The Staff notes that the section “Investment Policies and Strategies—Derivative Instruments—Swap Agreements, Options on Swap Agreements and Certain Other Over-The-Counter Derivatives” states that the Fund may enter into total return swap agreements. Please consider discussing total return swaps in a separate subsection of the SAI.

Response: A separate subsection entitled “Total Return Swaps” has been added to the section “Investment Policies and Strategies—Derivative Instruments” in the SAI.

2.	Comment: If the Fund does engage in total return swaps, it must cover those positions to avoid having issued a senior security. See generally 1940 Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See 1940 Act Release No. 29776 (Aug. 31, 2011). Please be aware that the Commission or the Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Fund intends to cover its total return swaps and other derivative positions to avoid the issuance of senior securities under Section 18 of the 1940 Act. The Fund notes that it is aware that future guidance from the Commission could be issued in this area.

3.	Comment: In the section “Investment Policies and Strategies—Illiquid Securities,” please add disclosure stating that the Fund may invest no more than 15% of its net assets (measured at the time of investment) in illiquid securities.

Response: The requested disclosure has been added.

4.	Comment: In the section “Investment Policies and Strategies—Reverse Repurchase Agreements,” please add disclosure stating that reverse repurchase agreements may be considered borrowings.

Response: The Fund notes that the section “Investment Policies and Strategies—Borrowings” includes the following disclosure: “In addition to borrowing money from a bank, the Fund may enter into reverse repurchase agreements, dollar rolls, sale-buybacks and other transactions that can be viewed as forms of borrowings.” However, the Fund has also added a statement to indicate that reverse repurchase agreements may constitute a form of borrowing in the referenced section.

5.	Comment: In the section “Investment Restrictions,” fundamental investment policy 2. states that the Fund “may not issue senior securities, except for permitted borrowings or as otherwise permitted by the 1940 Act and other applicable law, as interpreted or modified, or as otherwise permitted by regulatory authority having jurisdiction from time to time.” Please revise the fundamental investment policy to indicate what is permitted under the 1940 Act and other applicable law or regulation.

Response: The Fund respectfully submits that its fundamental investment policy is not required to provide a list of all activities that may be permitted under applicable law and, therefore, the Fund respectfully declines to make any changes in response to this comment.

6.	Comment: In the section “Investment Restrictions,” the explanatory note to fundamental investment policy 4. states, “For purposes of applying this policy, the Fund only considers its direct investments and does not consider those of the registered investment companies in which the Fund may invest.” The Staff takes the position that a fund of funds must consider the industry concentration of the underlying funds in which a fund invests for purposes of its own industry concentration policy where possible. Please revise the referenced disclosure accordingly.

Response: The Fund has removed the referenced disclosure and confirms that it will consider the concentration of affiliated Underlying Funds in which the Fund invests, to the extent they are known to the Fund, for purposes of its own industry concentration policy.

7.	Comment: In the section “Investment Restrictions,” the explanatory note to fundamental investment policy 5. with respect to lending states that “The policy does not prohibit the Fund from purchasing debt obligations, participating in the primary distribution of a loan as a co-lender, entering into repurchase agreements or similar transactions, or lending cash and its portfolio securities to the extent permitted by the 1940 Act and related interpretations.” Please revise the explanatory note to clarify what is permitted under the 1940 Act and other applicable law or regulation.

Response: The Fund respectfully submits that its fundamental investment policy is not required to provide a list of all activities that may be permitted under applicable law and, therefore, the Fund respectfully declines to make any changes in response to this comment.

8.	Comment: Please consider revising fundamental investment policy number 8. to improve its clarity and readability.

Response: The Fund has considered the Staff’s comment and believes the policy language is clear as drafted and, therefore, respectfully declines to make any changes.

9.	Comment: Please include a non-fundamental policy that states the Fund may invest no more than 15% of its net assets (measured at the time of investment) in illiquid securities.

Response: The requested change has been made.

10.	Comment: In the Section “Management of the Trust—Trustee Qualifications,” please include disclosure relating to the leadership structure of the Board of Trustees in accordance with the requirements of Item 17(b)(1) of Form N-1A.

Response: The Fund respectfully submits that the disclosure required by Item 17(b)(1) is included as a separate section entitled “Management of the Trust—Board Leadership Structure.”

Part C

1.	Comment: The Staff notes that certain agreements required to be filed as exhibits to the registration statement by Item 28 of Form N-1A have been filed as “form of” agreements. The Staff requests that the Fund file the finalized agreements as exhibits to its registration statement.

Response: The Fund respectfully submits that Item 28 does not call for finalized agreements and declines to make the requested change.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (212) 841-5708 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Dylan W. Sherwood
Dylan W. Sherwood

cc:	Paul Robinson, Ashmore Investment Management Limited
Brian Walker, Ashmore Equities Investment Management (US) LLC
David C. Sullivan, Ropes & Gray LLP
Jeremy C. Smith, Ropes & Gray LLP